UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: February 28, 2018

(Date of earliest event reported): February 28, 2018

GREEN LEAF INVESTMENT FUND INC.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

47-4128000

(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (631)-991-5461

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Extension in 1-SA filing:

(1) Our 1-SA for the period ending 11/30/2017:

Green Leaf Investment Fund Inc., is referred to herein as, “The Company.”

a.	The Company’s Form 1-SA is due to be filed on February 28, 2018. The Company requires additional time to complete the auditor’s review of the Company’s financial statements in order to complete the 1-SA prior to filing. The 1-SA extension will be for three business days. The Company believes it will be filed no later than March 5, 2018.

Date: February 28, 2018	By:	/s/ Douglas DiSanti
Douglas DiSanti
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title Date

/s/ Douglas DiSanti	Chief Executive Officer February 28, 2018
Douglas DiSanti	(Principal Executive Officer)

/s/ Douglas DiSanti	Chief Financial Officer February 28, 2018
Douglas DiSanti	(Principal Financial Officer)